Filed by Webster Financial Corporation
                                       (Exchange Act file number: 001-31486)

                                       Pursuant to Rule 425 under the Securities
                                       Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

                                       Subject Company:
                                       North American Bank & Trust Company



                    Webster Financial Corporation issued the following press release on June 5, 2003:


MEDIA CONTACT:                                 INVESTOR CONTACT:
Clark Finley, 203-578-2429                     Terry Mangan, 203-578-2318
cfinley@websterbank.com                        tmangan@websterbank.com




                     WEBSTER TO ACQUIRE NORTH AMERICAN BANK


WATERBURY, Conn., June 5, 2003 - Webster Financial Corporation (NYSE: WBS), the holding company for Webster Bank, today announced that it has reached a definitive agreement to acquire North American Bank and Trust Company (Nasdaq:
NAMB), in a combination cash and stock transaction valued at approximately $30 million, or $11.25 per common share of North American stock.

In the acquisition, North American Bank shareholders will receive 0.1503 shares of Webster common stock and $5.625 in cash for each share of North American common stock. To the extent available, North American stockholders also will be able to elect to receive solely shares of Webster common stock or cash in the transaction.

"Webster's partnership with North American Bank advances our highly compatible strategies and creates intrinsic value for our collective shareholders," stated Webster chairman and chief executive officer, James C. Smith. "We'll make the transition for North American's customers convenient and seamless, and we will strive to meet their financial needs with our established commitment to exceptional service and products."

North American Bank is a state-chartered, commercial bank with $195 million in assets and 8 offices in the Greater Waterbury region. North American's branch offices are located in Bristol, Monroe, Stratford, Waterbury, Wolcott and Wethersfield.

The purchase price is approximately 1.9 times North American's tangible book value and represents a 9.6 percent deposit premium. The acquisition is expected to contribute positively to Webster's earnings per share in the first year.

"Considering our shared commitment to providing exceptional service to our customers, Webster is our natural partner," stated North American Bank president and chief executive officer, Fielding Moore. "The merger enables North American to align with a partner who will enhance the services available to our customers without sacrificing the personal attention and dedication that North American has always offered. Our board of directors believes that this partnership benefits the interests of our customers, shareholders and the communities we serve."

The definitive agreement, which was unanimously approved by North American's board of directors, is subject to approval by regulatory authorities and North American's shareholders. Webster expects the transaction to close in the fourth quarter of 2003.

"When two institutions of the same industry merge to form a stronger single company, a duplication of jobs and overlapping of tasks inevitably occurs," stated Webster president and chief operating officer, William T. Bromage. "Webster has committed to offer positions to all of North American's branch employees and to seek to fill Webster's open positions with other North American employees. Webster's history demonstrates a pattern of successfully placing most employees affected by mergers."

                                       ***

Webster Financial Corporation is the holding company for Webster Bank and Webster Insurance. With $14 billion in assets, Connecticut-based Webster Bank provides business and consumer banking, mortgage, insurance, trust and investment services through 109 banking offices, 219 ATMs, a Connecticut-based call center and the Internet. Webster Financial Corporation is majority owner of Chicago-based Duff & Phelps, LLC, a leader in financial advisory services. Webster Bank owns the asset-based lending firm, Whitehall Business Credit Corporation, Center Capital Corporation, an equipment financing company headquartered in Farmington, Connecticut and Webster Trust Company, N.A.

For more information about Webster, including past press releases and the latest Annual Report, visit the Webster website at www.websteronline.com.





                    ________________________________________

Statements contained in this press release which are not historical facts are forward-looking statements, as the term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from those currently anticipated due to a number of factors, which could include, but are not limited to, delays in completing the acquisition, difficulties in achieving cost savings from the acquisition or in achieving such cost savings within the expected time frame, difficulties in integrating North American and Webster Bank, as well as the factors discussed in documents filed by Webster with the Securities and Exchange Commission from time to time.



This document does not constitute an offer of any securities or sale. Webster will file a prospectus and other documents regarding the proposed business combination with the Securities and Exchange Commission. Investors and security holders are urged to read the prospectus, when it becomes available, because it will contain important information. Investors and security holders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition documents filed with the SEC will be available free of charge by directing a request to:





Terrence K. Mangan
Senior Vice President, Investor Relations
Webster Financial Corporation
Webster Plaza
145 Bank Street
Waterbury, CT  06720
Telephone: (203) 578-2318


North American will be filing a proxy statement and other relevant documents concerning the merger with the Federal Deposit Insurance Corporation. Investors and security holders are urged to read the proxy statement, when it becomes available, because it will contain important information. Investors will be able to obtain the documents filed with the FDIC by North American free of charge by directing a request to:

Fielding Moore
The North American Bank
1320 Grand Street
Waterbury, CT  06702
(203) 573-4961